
March 13, 2020

Valerie L. Banner
General Counsel
Exterran Corp
11000 Equity Drive
Houston, Texas 77041

> **Re: Exterran Corp**
> **Registration Statement on Form S-3**
> **Filed on February 28, 2020**
> **File No. 333-236777**

Dear Ms. Banner:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed on February 28, 2020

Anti-Takeover Effects of Provisions of Our Organizational Documents, page 6

1. We note that provision nine of your restated Delaware certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any ``derivative action.´´ Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise

your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Keith Townsend, Esq.